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13 May 2003

                     RECOMMENDED OFFER FOR STACKPOLE LIMITED

POSTING OF OFFER DOCUMENT

Further to the announcement made on 30 April 2003, Tomkins plc announces that the formal offer document was posted last night to Stackpole Limited's shareholders. A copy of the offer document is available for download from the Group's website, www.tomkins.co.uk.

The offer will remain open until 17 June 2003, unless extended by Tomkins plc.

In addition to the agreement announced on 30 April 2003 with Stackpole Limited's major shareholder Stackpole Corporation, agreements have now been reached with the directors and certain senior executives of Stackpole Limited. As a result of these agreements, Tomkins plc has now received irrevocable undertakings to accept the offer from shareholders representing approximately 52 per cent of Stackpole Limited's fully diluted share capital.

- e n d s -

Enquiries to:

Tomkins plc

Stephen Devany                              Tel:   + 44 (0) 20 8877 5153

Head of Corporate Communications

Finsbury

Rollo Head                                  Tel:   + 44 (0) 20 7251 3801

Charlotte Hepburne-Scott

END

Posting of Offer Document, dated 13 May 2003